[Church & Dwight Co., Inc. Letterhead]

May 8, 2012

John Cash, Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Church & Dwight, Co., Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 1-10585

Dear Mr. Cash:

We are providing this letter to respond to the staff comments contained in your April 27, 2012 letter to the undersigned. Set forth below are the comments and our responses:

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Critical Accounting Policies and Estimates, page 33

Impairment of Goodwill, Trademarks and Other Intangible Assets and Property, Plant and Equipment, page 34

1.	In future filings, please clarify the number and nature of the reporting units to which you have allocated goodwill. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results of operations or total shareholders’ equity, please identify and provide the following disclosures for each such reporting unit:

•	The percentage by which fair value exceeds carrying value.

•	The amount of goodwill allocated to the reporting unit.

•	A description of the material assumptions that drive estimated fair value.

•	A discussion of any uncertainties associated with each key assumption.

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed the carrying values of all your reporting units, please disclose that determination. Refer to Item 303 of Regulation S-K.

The Company has evaluated its existing disclosure in relation to the requirements of Regulation S-K 303(a)(3)(ii), which requires a description of a known uncertainty and the additional guidance in Section V of Release 33-8350, which states that a company should address material

John Cash, Accounting Branch Chief

May 8, 2012

implications of uncertainties associated with the methods, assumptions and estimates underlying the Company’s critical accounting measurements. In response to the staff’s request, the Company will include in Item 7. Management’s Discussion and Analysis of future filings on Form 10-K additional information that allows for an assessment of the probability of a future material impairment charge. If the estimated fair values substantially exceed the carrying values of all reporting units, the Company will disclose that determination. The results of the Company’s most recent annual impairment test indicated that the estimated fair values of its reporting units exceeded their carrying values by a range of 176% to 248%. To the extent any of the Company’s reporting units have estimated fair values that are not substantially in excess of their carrying values, in the aggregate or individually, which could result in an impairment that is material to the Company’s results of operations or stockholders’ equity, the Company will provide the additional information in Section 9510.03 of the SEC Financial Reporting Manual.

Item 8. Financial Statements and Supplementary Data, page 50

Note 16. Commitments, Contingencies and Guarantees, Page 86

2.	With a view to enhanced disclosures in future filings, please provide us with a comprehensive explanation of how you determined that based on certain clauses in the lease that you are considered the owner of the new headquarters building during the construction phase.

The Company has determined it is considered the accounting owner of its new headquarters building during the construction phase based on the guidance in Accounting Standards Codification (“ASC”) topic ASC 840. Topic ASC 840 applies to the accounting evaluation of leases for all entities. The Company specifically evaluated subtopic ASC 840-40 – Sale-Leaseback Transactions, which requires that, in some cases, when a lessee is involved in the construction of an asset that will be leased to the lessee upon the completion of construction, a lessee should be considered the accounting owner of the asset during the construction period.

15-5 A lessee shall be considered the owner of an asset during the construction period, and thus subject to this Subtopic, if the lessee has substantially all of the construction period risks—effectively a sale and leaseback of the asset occurs when construction of the asset is complete and the lease term begins.

The application of paragraph 15-5 is based on the implementation guidance in ASC 840-40-55-2 through 55-16. The implementation guidance specifies that a lessee has substantially all of the construction period risk and should be considered the accounting owner of the asset during construction based on either (1) the results of a maximum guarantee test, or (2) certain automatic indicators of ownership. Based on our evaluation, none of the automatic indicators of ownership are present in the terms of the arrangement and it is necessary to perform the maximum guarantee test.

The maximum guarantee test guidance specifies that beginning with the earlier of the date of lease inception, or the date that the terms of the construction arrangement are agreed to, if the documents governing the construction project could require, under any circumstances, that the tenant pay ninety percent (90%) or more of the total project costs (excluding land acquisition costs) as of any point in time during the construction period, then the tenant should be deemed to have substantially all of the construction period risks and should be considered the owner of the

John Cash, Accounting Branch Chief

May 8, 2012

project during the construction period. The Company has evaluated which payments and potential costs should be included in the test based on the guidance as follows:

55-8 Except as indicated in the following paragraph and paragraph 840-40-55-15, the maximum guarantee should include, but not be limited to, the following:

a.	Lease payments that must be made regardless of when or whether the project is complete (a date-certain lease)

b.-h.	[intentionally omitted]

i.	An obligation to fund construction cost overruns

j.-k.	[intentionally omitted]

Specific to paragraph 55-8 (a), in accordance with the terms of the lease, if the project is delayed, the Company would have to pay rent starting on a specified date, when such delay is associated with tenant-caused delays. The guidance in ASC 840-40-55-9j indicates that contingent obligations, with certain exceptions identified in the guidance, must be included in the maximum guarantee test at their maximum amount without regard to the probability of their occurrence. Accordingly, the inclusion of a provision that could result in rent payments prior to completion of the project means such payments would be included in the maximum guarantee test. As there is no limit regarding such payments specified in the lease, the presence of the clause would result in the potential that the Company could pay ninety percent (90%) or more of the project cost during construction.

Specific to paragraph 55-8 (i), the lease permits the Company to make changes to the building plans or the landlord’s improvements at any time during construction. The Company would be required to pay for the cost of the changes that it initiates and no cap on such change-related costs is included in the agreement. The guidance in ASC 840-40-55-9j indicates that contingent obligations, with certain exceptions identified in the guidance, must be included in the maximum guarantee test at their maximum amount without regard to the probability of their occurrence. As there is no limit regarding such costs specified in the lease, it is assumed that the presence of the clause would result in the potential that the Company could pay ninety percent (90%) or more of the project cost during construction.

As a result of the lease terms described in the two preceding paragraphs, the Company has determined it is possible that it could be required to incur costs in excess of ninety percent (90%) or more of the project cost at any point during the construction period. Therefore, the Company is deemed to have substantially all of the construction period risk and should be considered to be the owner of the property during the construction period for accounting purposes.

3.

It appears from your disclosure of the QGN landfill remediation issue on page 88 that it is reasonably possible that losses, in excess of the amounts accrued, could be material. Please confirm our understanding. If there is a reasonable possibility that losses exceeding amounts already accrued are material, in your next periodic filing, please either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to make an estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop

John Cash, Accounting Branch Chief

May 8, 2012

estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please include your proposed disclosures in your response.

The Company believes that it is reasonably possible that material losses, in excess of the amount accrued, may result from the QGN landfill remediation issue. The Company has included the following disclosure in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 filed with the SEC on May 8, 2012 (with responsive disclosure underlined):

“In 2000, the Company acquired majority ownership in its Brazilian subsidiary, Quimica Geral Do Nordeste S.A. (“QGN”). The acquired operations included an inorganic salt manufacturing plant which began site operations in the late 1970’s. Located on the site were two closed landfills, two active landfills and a pond for the management of the process waste streams. In 2009, QGN was advised by environmental authorities in the State of Bahia, the Institute of the Environment (“IMA”), that the plant was discharging contaminants into an adjacent creek. After learning of the discharge, QGN took immediate action to cease the discharge and retained two nationally recognized environmental firms to prepare a site investigation / remedial action plan (“SI/RA”). The SI/RA report was submitted by QGN to IMA in April 2010. The report concluded that the likely sources of the discharge were the failure of the pond and closed landfills. QGN ceased site operations in August 2010. In November 2010, IMA responded to QGN’s recommendation for an additional study by issuing a notification requiring a broad range of remediation measures (the “Remediation Notification”), which included the shutdown and removal of two on-site landfills. In addition, despite repeated discussions with IMA at QGN’s request to consider QGN’s proposed remediation alternatives, in December 2010, IMA imposed a fine of five million reals (approximately $3 million) for the discharge of contaminants above allowable limits. The description of the fine included a reference to aggravating factors which may indicate that local “management’s intent” was considered in determining the severity of the fine. In early January 2011, QGN filed with IMA an administrative defense to the fine. IMA has not yet responded to QGN’s administrative defense.

With respect to the Remediation Notification, QGN engaged in discussions with IMA during which QGN asserted that a number of the remediation measures, including the removal of the landfills, and the timeframes for implementation were not appropriate and requested that the Remediation Notification be withdrawn. In response, in February 2011, IMA issued a revised Remediation Notification providing for further site analysis by QGN, including further study of the integrity of the landfills. The revised Remediation Notification did not include a requirement to remove the landfills. QGN has responded to the revised Remediation Notification providing further information regarding to the remediation measures and intends to continue discussions with the Institute of Environment and Waste Management (“INEMA”), successor to IMA, to seek agreement on an appropriate remediation plan. In mid 2011, QGN, consistent with the revised Remediation Notice, began an additional site investigation, capped the two active landfills with an impervious synthetic cover and initiated the closure of the pond. However, discussions are continuing with INEMA concerning the potential removal of the landfills.

As a result of the foregoing events, the Company accrued approximately $3 million in 2009, and an additional $4.8 million in 2010, for remediation, fines and related costs. Through the first quarter of 2012, approximately $2.2 million has been spent on the remediation activities. Though INEMA has indicated the landfills may not have to be moved, it is reasonably possible the landfills may have to be moved. If INEMA decides to require the removal of the landfills

John Cash, Accounting Branch Chief

May 8, 2012

and the Company is unsuccessful in appealing such decision, the cost of such landfill removal could be in the range of $30 million to $50 million.”

4.	We refer to the SPD GmbH matter disclosed on page 89. Please tell us whether you believe it is remote, reasonably possible, or probable that material losses may result from this matter.

The Company believes that it is reasonably possible that material losses may result from the SPD GmbH matter; however, it is not possible at this time to estimate the amount or range of any loss, as the damages phase of the litigation has not yet begun, and the parties have not had any discussions regarding the damages at issue. The Company has included the following disclosure in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 filed with the SEC on May 8, 2012 (with responsive disclosure underlined):

“As previously reported in Form 10-K, the Company is engaged in disputes with SPD GmbH Swiss Precision Diagnostics GmbH (“SPD GmbH”), primarily regarding each company’s advertising claims for home pregnancy and ovulation test kits.

On January 22, 2009, SPD GmbH filed a complaint against the Company in the United States District Court for the Northern District of California. The Company’s motion to transfer the case to the United States District Court for the District of New Jersey was granted in April 2009. On January 15, 2010, the Company filed a complaint for declaratory relief against SPD GmbH, also in the New Jersey District Court, and in response SPD GmbH filed counterclaims against the Company. Each company’s initial and subsequent claims against the other have been consolidated before that Court. The parties are currently in discovery. No trial date has been set.

SPD GmbH alleges that the Company uses false and misleading advertising and competes unfairly with respect to its FIRST RESPONSE digital and analog home pregnancy and analog ovulation test kits in violation of the Lanham Act and related state laws. SPD GmbH’s allegations are principally directed to claims included in advertising to the effect that the Company’s digital FIRST RESPONSE pregnancy test kits can detect the pregnancy hormone five (5) days before a woman’s missed menstrual period and that its analog FIRST RESPONSE Early Result Pregnancy Test detects the pregnancy hormone six (6) days before a woman’s missed menstrual period. SPD GmbH seeks an order to enjoin the Company from making those claims and to remove all such advertising from the marketplace, unspecified damages, trebling of those damages, costs of the action and reasonable attorneys’ fees.

The Company has denied all of SPD GmbH’s allegations and asserted claims against SPD GmbH of false and misleading advertising and unfair competition under the Lanham Act and related state laws with respect to certain of SPD GmbH’s advertising claims for its ClearBlue Easy home pregnancy test kit and ovulation detection products. In response, SPD GmbH denied all of the Company’s allegations and asserted counterclaims.

The Company intends to vigorously pursue its claims and defenses against SPD GmbH. While an adverse outcome in this matter is reasonably possible, it is not possible at this time to estimate the amount of any loss. The damages phase of the litigation has been bifurcated from the liability phase. The liability phase is ongoing. The damages phase has not yet begun, nor have the parties had any discussions regarding the damages at issue. At this stage of the litigation, it is not possible to estimate the amount of any damages, or determine the impact of any equitable relief that may be granted.”

John Cash, Accounting Branch Chief

May 8, 2012

As requested by the staff, Church & Dwight Co., Inc. (“Church & Dwight”) acknowledges the following with regard to the Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”):

•	Church & Dwight is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Church & Dwight may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any further questions or otherwise wish to address these matters further, please contact me by telephone at (609) 688-5325, or facsimile at (609) 497-7179.

Sincerely,

CHURCH & DWIGHT CO., INC.

By:	/s/ Matthew T. Farrell
Matthew T. Farrell
Executive Vice President Finance
and Chief Financial Officer

Courtesy copies to:

At Securities and Exchange Commission:

Mr. Dale Welcome

At Church & Dwight Co., Inc.:

Mr. James R. Craigie, Chairman and Chief Executive Officer

Mr. Patrick D. de Maynadier, Executive Vice President, General Counsel and Secretary

Mr. Steven J. Katz, Vice President, Controller and Chief Accounting Officer

At Deloitte & Touche LLP:

Mr. John Brulato, Partner